Exhibit 99.1

Forward-Looking Statements

This document contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements in this document other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks SE's or Zoosk's or the combined company's actual performance or achievements to be materially different from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither Spark Networks SE nor Zoosk assumes any duty to update any forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements using forward-looking terminology such as "will" and "expect;" statements about the benefits of the business combination to the existing brand portfolio, shareholder value and our positioning in the online dating market; and statements about the expected size and revenue of the combined company and revenue. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Spark Networks SE's share price before closing, including as a result of the financial performance of Spark Networks SE or Zoosk prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark Networks SE and Zoosk operate; (iv) the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk; (v) diversion of management time on merger-related issues; (vi) lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; and (vii) other risks that are described in Spark's public filings with the SEC. For more information, see the risk factors described in Spark Networks' Annual Reports on Form 20-F and other filings with the SEC.

SPARK NETWORKS SE

Munich

ISIN DE000A2E4RU2

ISIN US8465171002 (ADR)

Invitation to the Extraordinary General Meeting

We hereby invite our shareholders to the Extraordinary General Meeting of Spark Networks SE with registered seat in Munich to be held on

Monday, 3 June 2019, at 10.00 a.m. (CEST),

at „Ludwig Erhard Haus“, Goldberger Saal, Fasanenstraße 85, 10623 Berlin.

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I.	AGENDA

1.	Resolution on the increase in the share capital against contributions in kind excluding the shareholders’ subscription rights and corresponding amendment of the Articles of Association:

It is intended to implement an increase in the share capital of Spark Networks SE (“Spark” or “Company”) against contributions in kind for the purpose of acquiring Zoosk, Inc. (“Zoosk”), a corporation under the laws of the State of Delaware (herein later defined as the Capital Increase).

The technical implementation of the acquisition of Zoosk by the Company shall be effected using BNP PARIBAS Securities Services S.C.A. with registered seat in Paris/France, Frankfurt branch, Frankfurt am Main/Germany, registered with the commercial register of the local court of Frankfurt am Main under HRB 50955 (the „Contribution Agent”), as trustee on the basis of an agreement entered into for such purpose among the Company and the Contribution Agent (as amended the “Contribution Agent Agreement”).

The share capital of Zoosk is divided into common stock and preferred stock with a nominal amount of USD 0.0001 per share of Zoosk stock (each a „Zoosk Share” or “Zoosk Shares”).

The acquisition of Zoosk shall be effected in two steps:

-	In a first step, Zoosk shall be merged, by means of a merger under the laws of the State of Delaware (General Corporation Law of the State of Delaware), with Chemistry Inc., a corporation under the laws of the State of Delaware and a wholly owned subsidiary of the Company („US Merger Sub”) with Zoosk as the surviving corporation of the merger (the „US Merger”). For the purposes of the US Merger, on 21 March 2019, the Company, Zoosk and US Merger Sub have entered into a respective Agreement and Plan of Merger (the „Merger Agreement”).

For the purpose of implementing the US Merger, prior to the US Merger, all shares of US Merger Sub, consisting of 100 shares of registered common stock in the nominal amount of USD 0.0001 each, shall be transferred by the Company to the Contribution Agent acting as trustee.

With the US Merger becoming effective by filing a respective Certificate of Merger with the Secretary of State of the State of Delaware (the date of effectiveness of the US Merger the „Merger Effective Date”), the shares of US Merger Sub as existing prior to the Merger Effective Date will be converted into all shares of common stock of Zoosk as the surviving entity of the US Merger (the „Surviving Corporation Shares”) so that the Contribution Agent will become the sole shareholder of Zoosk. Like the shares of US Merger Sub, the Surviving Corporation Shares will consist of 100 shares of common stock in the nominal amount of USD 0.0001 each and will be represented by a share certificate issued to the Contribution Agent regarding the Surviving Corporation Shares. The Contribution Agent will at first hold the Surviving Corporation Shares as trustee for the holders of the former Zoosk Shares as issued and outstanding as of the Merger Effective Date (such holders the „Zoosk Subscribers”). Due to the US Merger, the Zoosk Subscribers will acquire, in lieu of their former Zoosk Shares, a right to (a) a participation in the Company in the form of a total of 1,298,000 new shares of the Company (defined herein as New Shares) represented by 12,980,000 so-called American Depositary Shares („New ADSs”) – whereas each individual ADS represents 0.1 shares of the Company – and (b) an additional cash compensation in the amount of USD 115,000,000.00 plus an additional payment which amount corresponds to the amount by which the net liquidity position at Zoosk according to the Merger Agreement at the point in time of the closing of the Merger Agreement exceeds the amount of USD 10,000,000.00 (the “Additional Liquidity Consideration”, together with the USD 115,000,000.00 the „Merger Cash Consideration” or “Cash Consideration”) ((a) and (b), collectively, the „Merger Consideration“). According to the current planning of Zoosk the respective net liquidity position of Zoosk at the time of the closing under the Merger Agreement could result in an Additional Liquidity Consideration in an amount of up to a maximum of USD 65,000,000.00.

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-	In a second step, the Contribution Agent shall contribute and transfer to the Company all Surviving Corporation Shares as contribution in kind under the Capital Increase against the issuance of the New Shares from the Capital Increase and payment of the Merger Cash Consideration by the Company (collectively, the „Zoosk Contribution”). For the purpose of the Zoosk Contribution, the Company will enter into a respective written contribution and transfer agreement with the Contribution Agent (the „Contribution Agreement”). In so doing, the Contribution Agent shall act as trustee for the Zoosk Subscribers. The issuance of the New Shares under the Capital Increase to the Contribution Agent shall therefore be effected with the obligation on the part of the Contribution Agent to use the New Shares so as to grant the Merger Consideration to the Zoosk Subscribers as more closely provided under the Contribution Agent Agreement.

Therefore, the Administrative Board proposes to adopt the following resolution:

1.1	The Company’s share capital shall be increased against contributions in kind by EUR 1,298,000.00 by issuing 1,298,000 new registered no-par value shares representing a pro rata share of the share capital of EUR 1.00 each (each a „New Share” and, collectively, the „New Shares”) (the „Capital Increase”).

1.2	The New Shares shall participate in profits from the beginning of the fiscal year in which they come into existence. They shall be issued for an issue price of EUR 1.00 each.

1.3	The issuing of the New Shares shall be made against contributions in kind in the form of all Surviving Corporation Shares which shall be contributed and transferred by the Contribution Agent to the Company as more closely provided in the Contribution Agreement. The statutory subscription rights of the shareholders shall be excluded, and only the Contribution Agent shall be admitted to subscribe for the New Shares.

The issuance of the New Shares to the Contribution Agent is made for the purpose of granting the Merger Consideration to the Zoosk Subscribers. The subscription to the New Shares and the contribution of the aforementioned contribution in kind are therefore made by the Contribution Agent in his own name, but acting as trustee for the Zoosk Subscribers and with the obligation on the part of the Contribution Agent to use the New Shares for the purpose of granting the Merger Consideration to the Zoosk Subscribers as more closely provided in the Contribution Agent Agreement.

1.4	As Merger Consideration for the contributions in kind in the form of the Surviving Corporation Shares the Company shall pay to the Contribution Agent, in addition to the New Shares, a cash compensation in the amount of USD 115,000,000.00 plus the Additional Liquidity Consideration of up to USD 65,000,000.00 (mixed contribution in kind).

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1.5	The Administrative Board shall be authorised to determine the further details of the Capital Increase and its implementation including, in particular, the conditions of the share issuance.

1.6	Following completion of the Capital Increase, the Administrative Board shall be authorised to amend the wording of § 4(1) and (2) of the Company’s articles of association accordingly as well as to make any further amendments to the Company’s articles of association in connection therewith which only concern the wording.

1.7	The resolution on the Capital Increase according to this agenda item shall become invalid if the implementation of the Capital Increase has not been filed for registration with the commercial register within six months of the date of this General Meeting or, if actions are being brought against this resolution, within six months (a) after the respective legal disputes and/or proceedings have been finally terminated or settled or (b) after a release resolution pursuant to section 246a German Stock Corporation Act.

1.8	The chairman of the Administrative Board and the managing directors are instructed to file the Capital Increase for registration as soon as the prerequisites for registration are fulfilled.

1.9	The Company shall bear the costs of the Capital Increase and its implementation.

2.	Resolution on the extension of the Administrative Board and the election of members to the Administrative Board

According to Art. 43(2) und (3) SE Regulation and section 23 SE Regulation Implementation Act (“SEAG”) in connection with § 10(1) sentence 2 of the Company’s Articles of Association in connection with the resolution of the General Meeting of 25 October 2017 (agenda item 6), the Administrative Board currently consists of seven members elected by the General Meeting.

According to § 10(1) sentence 1 of the Company’s Articles of Association and section 23(1) SEAG, the Administrative Board of the Company consists of minimum three and maximum nine members. Furthermore, according to § 10(1) sentence 2 of the Company’s Articles of Association, the General Meeting determines the number of members of the Administrative Board taking into account section 23(1) SEAG which determines the maximum number of members of the Administrative Board .

In connection with the Capital Increase as proposed under agenda item 1 above and the acquisition by the Company of Zoosk associated therewith, the composition of the Administrative Board shall be amended and the Administrative Board shall be extended to eight members until further notice. Two new Administrative Board members shall be elected with effect as of the date of registration of the completion of the Capital Increase in the Company’s commercial register (such date the “Additional Election Date”).

All current members of the Administrative Board have resigned from office as of the end of this General Meeting. Therefore, new elections are required also in this regard.

Therefore, the Administrative Board proposes to adopt the following resolutions (the proposals under items 2.2 and 2.3 below are based on a recommendation of its Presiding and Nominating Committee):

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2.1	With effect as of the Additional Election Date, the number of members of the Administrative Board shall be increased to eight members until further notice.

2.2	The following individuals shall be elected to the Administrative Board of Spark Networks SE, each with effect as of the Additional Election Date and until the close of the General Meeting which resolves on granting discharge to the Administrative Board members for the 2019 fiscal year, but not longer than for a maximum term of six years from the beginning of their respective term of office:

a)	Steven Boyd McArthur, President and Chief Executive Officer (CEO) of Zoosk, residing in Bellevue (Washington), USA;

b)	Deepak Kamra, business administrator, venture capitalist and General Partner at Canaan Partners, residing in Woodside (California), USA.

2.3	The following individuals shall be elected to the Administrative Board of Spark Networks SE, each for a term beginning at the close of the General Meeting on 3 June 2019 and until the close of the General Meeting which resolves on granting discharge to the Administrative Board members for the 2019 fiscal year, but not longer than for a maximum term of six years from the beginning of their respective term of office:

a)	David Khalil, business administrator, managing director of Sunshine Smile GmbH, Berlin, residing in Berlin;

b)	Bradley J. Goldberg, President of PEAK6 Investments, LP., Chicago (Illinois), USA, residing in Seattle (Washington), USA;

c)	Jeronimo Folgueira, business administrator, managing director of Spark Networks SE, residing in Berlin;

d)	Colleen Birdnow Brown, founder and Chief Executive Officer (CEO) of Marca Global LLC, Denver (Colorado), USA, residing in Parker (Colorado), USA;

e)	Axel Peter Hefer, management board member and Chief Financial Officer (CFO) von trivago N.V., Düsseldorf, Germany, wohnhaft in Hagen, Germany;

f)	Cheryl Michel Law, marketing executive, Chair of the Board of Directors of Compare.com (USA), residing in San Francisco (California), USA.

With regard to the Administrative Board members proposed for election, the following information is provided pursuant to section 125 (1) sentence 5 German Stock Corporation Act (Aktiengesetz, “AktG”):

None of the proposed Administrative Board members is a member in another domestic supervisory board or administrative board the establishment of which is required by law.

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The following memberships in comparable domestic or foreign controlling bodies of commercial enterprises exist:

Nominee	Memberships in comparable domestic or foreign controlling bodies of commercial enterprises

Deepak Kamra

Member of the Board of Directors and the Audit Committee of Zoosk

Member of the Board of Directors and the Audit Committee of Turo Inc.

Member of the Board of Directors of Ascendify Inc.

Member of the Board of Directors of Imanis Data

Member of the Board of Directors of Kustomer Inc.

Member of the Board of Directors of World View Inc.

Member of the Board of Directors and the Investment Committee of SIMA Inc.

Cheryl Michel Law	Member of the Board of Directors of Compare.com (USA) Member of the Board of Directors of YDesign Group (USA)

Steven Boyd McArthur will resign as President and Chief Executive Officer (CEO) of Zoosk, on the Additional Election Date. In the Administrative Board’s view, no personal or commercial relationships within the meaning of Section 5.4.1(6) through (8) of the German Corporate Governance Code (DCGK) exist between the proposed candidates, on the one hand, and Spark Networks SE, its group companies, the executive bodies of Spark Networks SE or principal shareholders of the Company, on the other hand.

The election proposals of the Administrative Board observe statutory requirements as well as the objectives determined by the Administrative Board of Spark Networks SE regarding its composition. The Administrative Board has assured itself with regard to each proposed candidate that the candidate can devote the expected amount of time required to fulfil his/her duties as member of the Administrative Board.

Short CVs and further information regarding the Administrative Board candidates can be obtained at the Company’s website at:

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting

It is intended to have the General Meeting decide on the elections to the Administrative Board by way of separate ballot.

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II.	Report of the Administrative Board on the Exclusion of Subscription Rights

Under agenda item 1, a capital increase against contributions in kind (the “Capital Increase”) is proposed under which the subscription rights of the shareholders shall be excluded. Pursuant to Art. 5, 9(1) c) ii) Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (SE) („SE Regulation“), section 22(6) SEAG and section 186(4) sentence 2 AktG, the Administrative Board of the Company reports on the rationale for the exclusion of the subscription rights as follows:

A.	Preliminary remarks

I.	Zoosk

Zoosk is a corporation under the laws of the State of Delaware with business address in San Francisco, USA. The total authorized capital stock of Zoosk consists of 64,500,000 shares of common stock and 32,300,313 shares of preferred stock. Zoosk has two subsidiaries (Zoosk Ltd. UK and Zoosk Ireland Ltd.) both of which are non-operating entities (Zoosk and its subsidiaries, collectively, the „Zoosk Group“).

Zoosk commenced its business operations in 2007 and now operates a leading global online dating platform, utilizing proprietary technology to connect millions of members worldwide both online and via its mobile apps.

According to the (unaudited) consolidated income statement of Zoosk Group for the fiscal year 2018, the total revenue amounted to USD 172.1 million and the net income to USD 23.3 million, respectively. According to the (audited) consolidated income statement for the fiscal years 2016 and 2017, the total revenue of Zoosk Group amounted to USD 141.1 million (2016) and USD 159.3 million (2017), respectively, and the net income to USD 3.3 million (2016) and USD 35.7 million (2017), respectively.

II.	The Transaction

As regards the technical details of the acquisition of Zoosk by Spark (the „Transaction“) by means of the Capital Increase as proposed under agenda item 1, reference is made to the statements made thereunder to begin with. The Transaction is structured as a merger under the General Corporation Law of the State of Delaware under which Chemistry Inc., a corporation under the laws of the State of Delaware and a wholly owned subsidiary of Spark (herein before defined as US Merger Sub), and Zoosk are merged with Zoosk as the surviving corporation (‘reverse triangular merger’). For the purpose of this merger, on 21 March 2019, Spark, Zoosk and Merger Sub entered into a respective Agreement and Plan of Merger (herein before defined as Merger Agreement). The complete Merger Agreement can be reviewed and downloaded at the website of the U.S. Securities and Exchange Commission („SEC“) (www.sec.gov) under Company Filings (EDGAR) indicating the firm name (Spark Networks SE) or ticker symbol of Spark („LOV“) or on the Company’s website under

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting.

The date of filing of the Merger Agreement with the SEC is 22 March 2019.

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Subject to the conditions of the Merger Agreement, Spark shall acquire 100% of the Zoosk Shares against the issuance of the New Shares and the payment of an additional cash consideration to the shareholders of Zoosk. Spark will issue 12.98 million new American Depositary Shares (already defined as New ADSs) representing Spark shares valued at approximately USD 150 million based on the closing price of the Spark ADSs of USD 11.53 on 20 March 2019 on NYSE American LLC („NYSE American“) where the Spark ADSs are traded.

Additionally, Zoosk shareholders shall receive the Merger Cash Consideration (as defined above) consisting of USD 105 million plus the Additional Liquidity Consideration at closing of the Transaction and USD 10 million via a deferred cash payment in December 2020, i.e., the Merger Cash Consideration consisting of USD 115 million plus the Additional Liquidity Consideration. Therefore, based on the aforementioned consideration, without taking into account the Additional Liquidity Consideration, Zoosk is valued, in the framework of the Transaction, at (a) approximately USD 265 million, based on the closing price of the Spark ADSs on 20 March 2019 (USD 11.53) or (b) approximately USD 240 million, based on the volume weighted three month average price of the Spark ADSs until 21 March 2019 (USD 9.61).

The Merger Cash Consideration will be funded through a new $120 million senior secured debt facility.

The Transaction is expected to close early in the third quarter of 2019. Pursuant to the Merger Agreement, the closing of the Transaction is subject to the condition that (a) the Spark shareholders validly resolve upon the Capital Increase proposed under agenda item 1, (b) the Zoosk shareholders approve the Transaction and (c) a permit for the issuance of the New ADSs in exchange for the Zoosk Shares is issued by the Commissioner of Business Oversight of the State of California, thereby avoiding the requirement of registration of the New ADSs under the US Securities Act. Furthermore, closing of the Transaction is subject to the satisfaction of other customary closing conditions. The Administrative Board of Spark as well as the Board of Directors of Zoosk already unanimously approved the Transaction.

B.	Permissibility of the exclusion of subscription rights

According to settled case law, the exclusion of subscription rights is permissible if it is objectively justified which is the case if the exclusion of subscription rights serves a purpose in the best interest of the Company and is suitable, necessary and proportionate for the achievement of such purpose. The Administrative Board is of the opinion that these requirements are fulfilled:

I.	Exclusion of subscription rights in the best interest of the Company

The Administrative Board of Spark considers the exclusion of subscription rights as being in the best interest of the Company. The acquisition of Zoosk will significantly improve the future prospects of Spark. An acquisition of Zoosk without the Capital Increase and the exclusion of subscription rights associated therewith as proposed by the Administrative Board is not possible though. Hereinafter, the rationale for the acquisition of Zoosk by Spark is explained in more detail:

With the addition of Zoosk, Spark is expected to more than double in size and the combined business to be considerably more valuable than the two stand-alone entities. The business combination with Zoosk is expected to create the second largest online dating platform in North America and the second largest publicly listed dating company in the world. Approximately two-thirds of the combined company’s revenue will be generated in North America, advancing Spark’s goal of building a growing and profitable presence of scale in the world’s largest dating market. The Administrative Board expects the Transaction to immediately strengthen Spark’s position in the online dating market. With the increased scale that results from the combination, the Administrative Board expects profitability improvements and greater opportunity to invest in innovation and growth initiatives that will drive shareholder value.

Therefore, the exclusion of subscription rights for the purpose of acquiring Zoosk is in the best interest of the Company.

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II.	Suitability of the exclusion of subscription rights

The exclusion of subscription rights is suitable if the intended purpose can be achieved by such exclusion which purpose, in the present case, is the acquisition of all Zoosk Shares by Spark. Such acquisition can be effectuated by means of a capital increase in kind against contribution of all Zoosk Shares which capital increase in kind necessarily requires an exclusion of subscription rights. The exclusion of subscription rights therefore is a suitable measure for the achievement of the purpose in the best interest of the Company.

III.	Necessity of the exclusion of subscription rights

The exclusion of subscription rights is necessary if there is no other alternative (without exclusion of subscription rights) or if the exclusion of subscription rights best promotes the aim pursued by the Company.

The Administrative Board of the Company has thoroughly reviewed whether there are any alternatives to the chosen concept of a capital increase in kind under exclusion of subscription rights of the shareholders and found that either such alternatives are not available in the first place or are not suitable for the achievement of the entrepreneurial aim or are associated with disadvantages compared to the chosen concept:

1.	Cash acquisition

(a)	Acquisition using internal or external funds

Spark does not have sufficient cash to acquire the Zoosk Shares from the Zoosk shareholders by means of a cash acquisition. Rather, Spark would need to procure the Merger Cash Consideration payable to the Zoosk shareholders by means of debt financing so that the use of internal funds does not constitute a viable alternative. Neither was the Company able to obtain debt funding from banks or other lenders sufficient to fund the acquisition of Zoosk as a whole. Therefore, an acquisition using external funds and without a share component does also not constitute a structuring alternative.

(b)	Acquisition following a capital increase against cash contributions

The exclusion of subscription rights associated with a capital increase against contributions in kind could in fact be avoided if the planned acquisition of Zoosk were effected using cash from a rights issue to the existing shareholders of Spark. However, in discussions among the Administrative Board and principal shareholders of the Company, it has become clear that a respective rights issue would probably not be subscribed for in as significant an amount as would be required for the Transaction so that this alternative is also not available to Spark.

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2.	Result

For lack of available alternatives, the exclusion of subscription rights is necessary to achieve the purpose as intended.

IV.	Proportionality of the exclusion of subscription rights

The exclusion of subscription rights is proportionate if the best interest of the Company is valued higher than the shareholders‘ interest to maintain their legal position.

1.	Impact on shareholders‘ rights and shareholdings

The Administrative Board is aware that the planned capital increase against contributions in kind under exclusion of subscription rights materially affects the legal position of the shareholders. The capital increase in kind against contribution of all Zoosk Shares results in a material dilution of the participation of the existing shareholders of Spark, i.e., their respective participation in the Company is significantly reduced. The degree of dilution is equal to the ratio of the total number of shares prior to and after the completion of the Capital Increase as proposed under agenda item 1. At the time of convocation of this General Meeting, such ratio is equal to 1,316,866/2,614,866 = 50.4%, i.e, the participation of an existing shareholder is decreased by the Capital Increase to 50.4% of his participation as existing prior to completion of the measure. Such reduction is associated with a significant loss of voting power and a reduction of the influence of the existing shareholders. Equally, following the envisaged Capital Increase, minority rights and blocking minority positions, if any, of individual current shareholders may be forfeited. Finally, economic positions (dividend and liquidation quota) are diluted, to the detriment of the existing shareholders, by the proposed Capital Increase.

On the other hand, there will be no dilution in value of the participation of the existing shareholders, but only a percentage decrease of their participation. However, such decreased participation will, in the future, be a participation in a much larger company so that the economic value of the participation will remain at least equal and is likely, according to the assessment of the Administrative Board, to even further increase as a result of the Transaction. Furthermore, Spark shareholders have the opportunity to buy further shares via the stock exchange and, in so doing, to avoid any decrease of their respective percentage participation as well as any forfeiture of minority rights, if any.

2.	Interest of the Company

However, in the Administrative Board’s opinion, the impact on the legal position of the shareholders as described above is justified. First of all, the value of the Zoosk Shares contributed against the issuance of New Shares is appropriate to compensate the decrease of the participation percentage (‚dilution‘) of the existing shareholders (more details in this regard below under “C. Justification of the (implicit) subscription price of the new shares”). Therefore, as explained above, there is a percentage dilution, but not a dilution of the value of the existing shareholders’ participation – following completion of the Capital Increase, the existing shareholders will in fact hold a lesser participation in Spark, but the enterprise value of Spark will also be significantly higher following the acquisition of Zoosk than it was before. Furthermore, according to the Administrative Board, the prospects for further increases in the value of Spark are much higher following the acquisition of Zoosk then they would be if Spark continued to operate as a stand-alone entity.

Furthermore, as set forth above, there is a significant interest of the Company to acquire Zoosk. The combination with Zoosk as a leading online dating company is a unique chance for the Company which may not be given to Spark again. A successful acquisition of Zoosk would significantly strengthen the business operations of Spark, in particular in the U.S., along with significant additional market opportunities and potential for synergies.

In summary, the acquisition of Zoosk is a great economic and strategic opportunity for the Company offering well-founded positive prospects in the medium and long term.

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3.	Result

As a result, the significant benefit for the Company associated with the acquisition of Zoosk and the resulting interest of Spark in the combination with Zoosk outweigh the loss of participation percentage and voting power of the shareholders whose subscription rights are excluded. Therefore, the exclusion of subscription rights is also proportionate.

C.	Justification of the (implicit) subscription price of the new shares

Pursuant to Art. 5, 9(1) c) ii) SE Regulation, section 22(6) SEAG and section 186(4) sentence 2, second phrase AktG, the proposed issue amount shall be justified in the report of the Administrative Board on the exclusion of subscription rights. Pursuant to the resolution proposal under agenda item 1.2, the New Shares shall be issued at the minimum issue amount of EUR 1.00 per New Share as the Capital Increase shall be made against contributions in kind. However, from the value of the Zoosk Shares contributed as contributions in kind by the Zoosk shareholders in exchange for the New Shares, there results a (much higher) implicit subscription price of the New Shares which subscription price shall be justified hereinafter:

I.	Merger Consideration; consideration received by Spark

Under agenda item 1, the Administrative Board proposes to increase the share capital by EUR 1,298,000.00 (in words: one million two hundred ninety eight thousand) by issuing the 1,298,000 New Shares and/or the12,980,000 New ADSs, respectively, against contribution of all Zoosk Shares and, in addition to the New Shares/New ADSs, to pay the Merger Cash Consideration (as defined above) to the Zoosk shareholders consisting of USD 115,000,000.00 plus the Additional Liquidity Consideration.

As set forth above under A.II. (,The Transaction‘),the Merger Consideration, excluding the Additional Liquidity Consideration, amounts to either (a) a total of approximately USD 265 million based on the closing price of the Spark ADSs on 20 March 2019 (USD 11.53) or (b) a total of approximately USD 240 million based on the volume weighted three months average price of the Spark ADSs until 21 March 2019 (USD 9.61). The Merger Consideration is the result of intense negotiations of the Administrative Board and the managing directors, respectively, of Spark with the responsible individuals at Zoosk.

In the run-up to the envisaged acquisition of Zoosk, the Administrative Board and the managing directors, respectively, of Spark and Spark’s advisors have conducted a thorough commercial, financial, legal and tax due diligence review at Zoosk. Following the completion of such review and against the background of the intense negotiations, the Administrative Board has come to the conclusion that the consideration received by Spark in exchange, i.e., all shares of Zoosk, is appropriate for the Merger Consideration.

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II.	PwC valuation report; equity value of Zoosk

In addition, Spark has instructed PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main („PwC“), to prepare a valuation report regarding the enterprise value of Zoosk in accordance with the German valuation standard IDW S1 („principles for enterprise valuations“) (the „PwC Report“). In the PwC Report, PwC determines the value of the contributions in kind (100% of the Zoosk shares) using the income approach. The Administrative Board has reviewed and agrees with the statements in the PwC Report.

For the purpose of determining the adequacy of the (implicit) subscription price of the New Shares, the portion of the Cash Consideration paid to the Zoosk shareholders of USD 115 million needs to be subtracted from the equity value of Zoosk, as insofar Spark does not receive any value by acquiring the Zoosk Shares. According to the PwC Report even after subtracting that portion of the Cash Consideration, the value received by Spark by acquiring the Zoosk Shares still exceeds the minimum issue price of EUR 1 per New Share and, as explained below, the closing price of the Spark ADSs on 20 March 2019 on NYSE American (USD 11.53).

Even with the precautionary approach which the Administrative Board has applied in its own review and when reviewing the PWC Report it is thereby, from the perspective of the Administrative Board, assured that the value of the contribution in kind (100% of the shares in Zoosk) is at least adequate to the value of the New Shares plus the Cash Consideration which the Zoosk shareholders receive as consideration.

III.	Relation to issue price and stock exchange price

According to the PwC Report the (implicit) subscription price is higher than the issue amount of the New Shares issued by Spark (EUR 1.00 per New Share) and the closing price of the Spark ADSs on 20 March 2019 on NYSE American (USD 11.53).

According to the case law of the German Federal Supreme Court (Bundesgerichtshof, „BGH“), the relevant minimum stock exchange price in the framework of a structural measure needs to be determined, as a general rule, on the basis of the volume-weighted average price (the „VWAP“) during a three-months reference period prior to the announcement of the structural measure (cf. BGH, decision of 19 July 2010, case no. II ZB 18/09, with regard to the appropriate compensation of minority shareholders in a squeeze-out). The Transaction was announced in a press release following execution of the Merger Agreement after the market closed on NYSE American on 21 March 2019. The VWAP of the Spark ADSs on the basis of the closing prices on NYSE American during the period of three months prior to the announcement of the Transaction, i.e., from 22 December 2018 to 21 March 2019, is approximately USD 9,61 i.e., lower than the implicit subscription price as determined in the PwC Report on the basis of the net consideration Spark receives for the issuance of the New ADSss.

Deviations from the aforementioned general rule, i.e., that the relevant stock exchange price in the framework of a structural measure needs to be determined on the basis of the VWAP during a three-months reference period prior to the announcement of the structural measure, would only need to be made if (i) a longer period of time elapsed between the announcement of the measure and the day of the General Meeting and (ii) the development of the stock exchange price required an adjustment (cf. BGH, decision of 19 July 2010, case no. II ZB 18/09). Neither is the case here: First, the period of time elapsing between the announcement of the measure under agenda item 1 and the day of the General Meeting is not a long one as the announcement was made on 21 March 2019 and the extraordinary General Meeting is supposed to take place less than three months later, on 3 June 2019, already. Second, neither does the development of the stock exchange price require any adjustments. Rather, increases in the stock exchange price between the announcement of the measure and the day of the General Meeting must not be taken into account when determining the relevant average stock price as, in such increases, the very implementation of the planned acquisition of Zoosk, and the increase in value associated therewith, are already reflected.

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IV.	Result

As a result, the (implicit) subscription price of the New Shares and the New ADSs, respectively, exceeds the relevant stock exchange price of the existing Spark shares and the Spark ADSs, respectively, and, therefore, is appropriate and in the best interest of the Company and its shareholders. Therefore, from the perspective of the Administrative Board, the Zoosk Shares – as the consideration received by Spark in exchange for the Merger Consideration – are financially appropriate.

D.	Summary

The exclusion of subscription rights is permissible as it is objectively justified. Such exclusion is in the best interest of the Company as well as suitable and necessary to achieve the aim pursued therewith. Furthermore, the exclusion of subscription rights is proportionate as the massive interest of Spark regarding its acquisition of Zoosk justifies the dilution of the percentage participation of the existing Spark shareholders resulting from the Capital Increase. Furthermore, the value of the Zoosk Shares contributed to Spark, in relation to the value of the New Shares and/or New ADSs issued in exchange therefor, is adequately high also when taking into account the additional Cash Consideration payable to the Zoosk shareholders and, as a consequence, the (implicit) subscription price is adequate.

* * * * *

III.	Further Information

Total number of shares and voting rights

The Company’s share capital at the time of convocation of this General Meeting amounts to EUR 1,316,866 (in words: one million three hundred sixteen thousand eight hundred sixty six). The capital stock is subdivided into 1,316,866 registered ordinary shares with no par value, each granting one vote. The total amount of voting rights thus amounts to 1,316,866 voting rights. The Company, at the time of the calling of the General Meeting indirectly holds 18,070 of its own shares which do not grant voting rights.

Participation in the General Meeting and exercise of voting rights

Shareholders who are entered in the share register and have given notice in due time to the Company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the Company by no later than 27 May 2019 in writing or in text form (section 126b German Civil Code) or by telefax or by e-mail to the following address:

Spark Networks SE
c/o Link Market Services GmbH
Landshuter Allee 10
80637 Munich
Germany
or by telefax to: +49 (0) 89 210 27 288
or by e-mail to: namensaktien@linkmarketservices.de

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Upon receipt of registration, admission tickets for the General Meeting will be sent to the shareholders or their nominated proxy by the registration office. Unlike registration for the General Meeting, admission tickets are merely organizational aids and are not a prerequisite for participation in the General Meeting or the exercise of voting rights.

Pursuant to section 67(2) sentence 1 German Stock Corporation Act (Aktiengesetz, “AktG”), only those who are listed in the share register are considered shareholders of the Company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of 27 May 2019 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on 27 May 2019. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the Company after 27 May 2019 however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the Company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the Company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to section 135(10) AktG in conjunction with section 125(5) AktG, nor to a shareholders’ association, or another person with an equivalent status pursuant to section 135(8) AktG.

Registration in due time for the General Meeting is necessary to be able to issue powers of attorney (proxy authorization).

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to section 135(10) AktG in conjunction with section 125(5) AktG or to shareholders’ associations or other persons with an equivalent status pursuant to section 135(8) AktG, the requisite form for these is specified, where appropriate, by the recipients.

The Company also offers its shareholders the possibility of being represented by Company employees appointed by the Company as proxies to exercise shareholders’ voting rights at the General Meeting. These Company proxies will only vote in accordance with the instructions issued to them. The power of attorney and the instructions must be sent in text form to the registration address using the options described above.

Details on how to issue a power of attorney and instructions are given in the documents sent to the shareholders.

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Requesting documents for the General Meeting

Requests for documents for the General Meeting can be sent to the following address:

Spark Networks SE

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

or by telefax to: +49 (0) 89 210 27 288

or by e-mail to: namensaktien@linkmarketservices.de

Documents for and additional information concerning the General Meeting are also accessible through the internet at:

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting

Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Rights of the shareholders according to Art. 53 and Art. 56 sentence 2 and sentence 3 SE Regulation, section 50(2) SEAG, sections 122(2), 126(1), 127, 131(1) AktG

Addition to the agenda at the request of a minority according to Art. 56 sentence 2 and sentence 3 SE Regulation, section 50(2) SEAG, section 122(2) AktG

Shareholders whose aggregate shareholdings represent five percent of the share capital or the proportionate amount of EUR 500,000.00 (this corresponds to 500,000 non-par value shares) may request that items be placed on the agenda and published. The request must be addressed in writing to the Administrative Board of the Company and be received by the Company at the latest on 3 May 2019. Please send such requests to the following address:

Spark Networks SE

- Administrative Board -

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Each new item of the agenda must also include a reason or a resolution proposal. The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to Art. 53 SE-Regulation, section 126(1), section 127 AktG

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The Company’s shareholders may submit counterproposals to the proposals of the Administrative Board on specific agenda Items and election proposals for the election of Administrative Board members or auditors. Such proposals (with their eventual reasons) and election proposals are to be sent solely to:

Spark Networks SE

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

or by telefax: +49 (0) 89 210 27 298

or by e-mail to: antraege@linkmarketservices.de

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the Company at the address specified above by 19 May 2019, at the latest, will be made accessible through the website

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting along with the name of the shareholder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Administrative Board pursuant to section 127 sentence 4 AktG, as well as any comments by the Administrative Board.

The Company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to section 126(2) AktG exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the Company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various agenda Items or election proposals even without a previous submission to the Company remains unchanged.

Right to obtain information pursuant to section 131(1) AktG

At the General Meeting, every shareholder may request information from the Administrative Board about Company matters insofar as the information is required for a proper evaluation of the relevant matter on the agenda (cf. section 131(1) AktG). The duty to provide information covers the Company’s legal and business relations with affiliated companies as well as the position of Spark Networks Group and of the companies included in the Consolidated Financial Statements of Spark Networks SE. In principle, requests for information are to be put forward at the General Meeting verbally.

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The Administrative Board may refrain from answering individual questions for the reasons specified in section 131(3) AktG, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the Company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. section 19(3) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to section 122(2), section 126(1), section 127 and section 131(1) AktG can be found on the Company’s website at

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting

Holders of American Depositary Shares relating to common stock of the Company will receive information regarding the General Meeting via the Bank of New York Mellon, New York, USA (Depositary).

Information on the Company’s website

Information pursuant to section 124a AktG on the General Meeting is accessible on the Company’s website at

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting

Following the General Meeting, the voting results will be announced at the same internet address.

Information on Data Protection

On May 25, 2018, new regulations on data protection have taken effect in the EU. The protection and compliant processing of your personal data have high priority for us. In our data protection notice you can find detailed information about processing personal data of our shareholders. The data protection information can be found here:

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting

Munich, April 2019

Spark Networks SE

The Administrative Board